UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)

American Realty Funds Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02917A 105

(CUSIP Number)

June 30, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02917A 105

1	NAME OF REPORTING PERSON: Michael Kazee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,600,000
	6	SHARED VOTING POWER 73,750
	7	SOLE DISPOSITIVE POWER 3,600,000
	8	SHARED DISPOSITIVE POWER 73,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,673,750(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.21%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	See Item 4.
1.	See Item 4.
2.	Based on 11,063,419 shares of the issuer’s common stock outstanding as of August 13, 2012, as disclosed in the issuer’s Amended Registration Statement on Form S-11 filed on August 13, 2012.

Item 1(a).	Name of Issuer:
American Realty Funds Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
501 S. Euclid Avenue Bay City, Michigan 48706
Item 2(a).	Name of Person Filing:
Michael Kazee
Item 2(b).	Address of Principal Business Office or, if None, Residence:
501 S. Euclid Avenue Bay City, Michigan 48706
Item 2(c).	Citizenship:
United States
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
02917A 105
Item 3.
This statement is not being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 3,673,750(1)
(b)	Percent of class: 33.21%(2)
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,600,000
(ii) Shared power to vote or to direct the vote: 73,750
(iii) Sole power to dispose or to direct the disposition of: 3,600,000
(iv) Shared power to dispose or to direct the disposition of: 73,750

1.	See Item 4.
1.

Includes 3,600,000 common shares held solely and 73,750 shares held jointly through the Wilson and Kazee Diversified Financial Group, LLC for which each of Joel Wilson and Michael Kazee share voting and dispositive power.

2.	Based on 11,063,419 shares of the issuer’s common stock outstanding as of August 13, 2012, as disclosed in the issuer’s Amended Registration Statement on Form S-11 filed on August 13, 2012.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2012	/s/ Michael Kazee
Michael Kazee

Wilson and Kazee Diversified Financial Group, LLC

Dated: August 14, 2012	/s/ Michael Kazee
Michael Kazee, Manager